Exhibit 99.1

Fanhua Reports Fourth Quarter and Fiscal Year 2021 Unaudited Financial Results

GUANGZHOU, China, March 28, 2022, Eastern Daylight Time, (GLOBE NEWSWIRE) -- Fanhua Inc. (Nasdaq: FANH), (the “Company” or “Fanhua”), a leading independent financial services provider in China, today announced its unaudited financial results for the fourth quarter and fiscal year ended December 31, 20211.

Financial Highlights for the Fourth Quarter of 2021:

(In thousands, except per ADS)	2020Q4 (RMB)	2021Q4 (RMB)	2021Q4 (US$)	Change %
Total net revenues	851,974	802,629	125,950	(5.8)
Operating income	71,874	82,336	12,921	14.6
Impairment on investment in an affiliate	(22,958)	(29,316)	(4,600)	27.7
Net income attributable to the Company’s shareholders	47,826	10,949	1,718	(77.1)
Non-GAAP net income attributable to the Company’s shareholders[2]	70,784	40,265	6,318	(43.1)
Diluted net income per ADS	0.89	0.20	0.03	(77.5)
Non-GAAP diluted net income per ADS[3]	1.32	0.75	0.12	(43.2)
Cash, cash equivalents and short- term investments (As of December, 31, 2020 and 2021)	1,553,293	1,435,306	225,231	(7.6)

Financial Highlights for Year 2021:

(In thousands, except per ADS)	2020 (RMB)	2021 (RMB)	2021 (US$)	Change %
Total net revenues	3,268,145	3,271,114	513,310	0.1
Operating income	302,186	301,905	47,376	(0.1)
Impairment on investment in an affiliate	(22,958)	(29,316)	(4,600)	27.7
Net income attributable to the Company’s shareholders	268,254	250,989	39,386	(6.4)
Non-GAAP net income attributable to the Company’s shareholders[2]	291,212	280,305	43,986	(3.7)
Diluted net income per ADS	4.99	4.67	0.73	(6.4)
Non-GAAP diluted net income per ADS[3]	5.42	5.22	0.82	(3.7)

[1]	This announcement contains currency conversions of certain Renminbi (“RMB”) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.3726 to US$1.00, the effective noon buying rate as of December 31, 2021 in The City of New York for cable transfers of RMB as set forth in the H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before impairment on investment in an affiliate.
[3]	Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period.

Mr. Yinan Hu, chairman and chief executive officer of Fanhua, commented on the financial results of fourth quarter and fiscal year of 2021: “In 2021, China’s life insurance industry started off well but ended up on a downward track. There has been a slowdown in the premium growth since the transition to the new critical illness definition framework in the first quarter of 2021, and gross written premiums (GWP) for the year even declined. The resurgences of COVID-19 and tightened regulatory environment clearly played a role, but we believe the major cause lies in the supply side, as neither the quality of insurance products nor the professional capabilities of insurance salespeople can fully meet customer needs.”

“Against the backdrop of industry transformation, we see tremendous opportunities despite mounting challenges. In 2022, people reaching the retirement age are expected to grow from 9 million in 2021 to 25 million in China. More than 25 million people are expected to retire in the next 10 years each year starting from 2022, adding up to nearly 300 million people. With China’s population aging at an accelerating pace, there is burgeoning demand for elderly care, asset preservation, tax planning and legacy management among soon-to-be retirees. Meanwhile, based on the consumer patterns that have been observed in the mature markets, with the rise of the middle class and the increase in consumers’ disposable income, more and more people are shifting their demand for insurance from ensuring basic protection to more comprehensive plans for family-based asset allocation. These evolving consumer demands are driving the next era of strong growth. At the same time, such demands require salespeople to be equipped with higher capabilities and more professional knowledge.

“In response to evolving trends, we began implementing our new strategy of “Professionalization, Digitalization and Open Platform” in full strength in 2021, in an attempt to fully empower and cultivate professional talents and also empower the industry to take full advantage of the great opportunities brought by the rising demand for elderly care and family legacy management. Despite mounting challenges in 2021 faced by the life insurance industry in China, Fanhua still managed to achieve its full year operating income target of over RMB300 million.”

“Building on the foundation laid in 2021, we will continue to execute our development strategy with a focus on the following initiatives, among others, (i) tapping into the high-end market by offering referral of insurance trust services, (ii) growing the premium contributions from high-performing sales agents, and (iii) accelerating market exploration of Fanhua’s open platform model to empower the industry.

“Our goal is to transform Fanhua into a brand-new, digitalized and specialized company that will demonstrate high growth in the next two years. 2022 will be a year of capacity building, laying the ground work for Fanhua to get back on track for sustained and high profit growth.”

Financial Results for the Fourth Quarter of 2021

Total net revenues were RMB802.6 million (US$126.0 million) for the fourth quarter of 2021, representing a decrease of 5.8% from RMB852.0 million for the corresponding period in 2020.

●	Net revenues for agency business were RMB672.3 million (US$105.5 million) for the fourth quarter of 2021, representing a decrease of 7.6% from RMB727.5 million for the corresponding period in 2020. In the fourth quarter of 2021, total GWP increased by 8.5% year-over-year to RMB3.2 billion, of which first year premiums grew by 8.1% year-over-year to RMB858.2 million while renewal premiums increased by 8.6% year-over-year to RMB2,338.3 million.

◆	Net revenues for the life insurance business were RMB642.5 million (US$100.8 million) for the fourth quarter of 2021, representing a decrease of 7.9% from RMB697.6 million for the corresponding period in 2020. The decrease was mainly due to changes in product mix, as the net revenues in the fourth quarter of 2020 were mainly derived from critical illness insurance products with longer renewal term and thus higher commission, while the net revenues in the fourth quarter of 2021 were mainly derived from whole life insurance products with shorter renewal term. In the fourth quarter of 2021, total life insurance GWP increased by 8.1% year-over-year to RMB3,109.3 million, of which first year premiums increased by 6.5% year-over-year to RMB771.0 million and renewal premiums increased by 8.6% year-over-year to RMB2,338.3 million.

Net revenues generated from our life insurance business accounted for 80.1% of our total net revenues in the fourth quarter of 2021.

◆	Net revenues for the P&C insurance business were RMB29.8 million (US$4.7 million) for the fourth quarter of 2021, which remained relatively stable compared with RMB29.9 million for the corresponding period in 2020. Net revenues for the P&C insurance business are mainly derived from commissions for medical insurance, accident insurance, travel insurance and homeowner insurance products facilitated on Baowang (www.baoxian.com). Net revenues generated from the P&C insurance business accounted for 3.7% of our total net revenues in the fourth quarter of 2021.

●	Net revenues for the claims adjusting business were RMB130.4 million (US$20.5 million) for the fourth quarter of 2021, representing an increase of 4.7% from RMB124.5 million for the corresponding period in 2020. Net revenues generated from the claims adjusting business accounted for 16.2% of our total net revenues in the fourth quarter of 2021.

Total operating costs and expenses were RMB720.3 million (US113.0million) for the fourth quarter of 2021, representing a decrease of 7.7% from RMB780.1 million for the corresponding period in 2020.

●	Commission costs were RMB504.9 million (US$79.2 million) for the fourth quarter of 2021, representing a decrease of 13.2% from RMB581.9 million for the corresponding period in 2020.

●	Commission cost for agency business were RMB430.7 million (US$67.6 million) for the fourth quarter of 2021, representing a decrease of 14.1% from RMB501.6 million for the corresponding period in 2020.

◆	Costs of the life insurance business were RMB411.1 million (US$64.5 million) for the fourth quarter of 2021, representing a decrease of 15.1% from RMB484.3 million for the corresponding period in 2020. The decrease was in line with the decline in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 81.4% of our total commission costs in the fourth quarter of 2021.

◆	Costs of the P&C insurance business were RMB19.6 million (US$3.1 million) for the fourth quarter of 2021, representing an increase of 13.3% from RMB17.3 million for the corresponding period in 2020. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). The increase in the costs of P&C insurance business was mainly due to increases in our payroll as we recruited more employees at our call center. Costs incurred by the P&C insurance business accounted for 3.9% of our total commission costs in the fourth quarter of 2021.

●	Costs of claims adjusting business were RMB74.2 million (US$11.6 million) for the fourth quarter of 2021, representing a decrease of 7.5% from RMB80.2 million for the corresponding period in 2020. Costs incurred by the claims adjusting business accounted for 14.7% of our total commission costs in the fourth quarter of 2021.

●	Selling expenses were RMB77.1 million (US$12.1 million) for the fourth quarter of 2021, representing a decrease of 1.9% from RMB78.6 million for the corresponding period in 2020. The decrease was due to decreased sales events, partially offset by increased contributions to employees’ government-mandated social benefits plans which had a lower base in the same period of 2020 as the government waived certain contributions in 2020 in view of the impact of COVID-19.

●	General and administrative expenses were RMB138.3 million (US$21.7 million) for the fourth quarter of 2021, representing an increase of 15.6% from RMB119.6 million for the corresponding period in 2020. The increase was mainly due to increased expenditures for execution of the Professionalization, Digitalization and Open Platform strategy and increased contributions to employees’ government-mandated social benefits plans which had a lower base in the same period of last year.

As a result of the foregoing factors, we recorded an operating income of RMB82.3 million (US$12.9 million) for the fourth quarter of 2021, representing an increase of 14.6% from RMB71.9 million for the corresponding period in 2020.

Operating margin was 10.3% for the fourth quarter of 2021, compared to 8.4% for the corresponding period in 2020.

Investment income was RMB7.5 million (US$1.2 million) for the fourth quarter of 2021, representing a decrease of 3.8% from RMB7.8 million for the corresponding period in 2020. The investment income in the fourth quarter of 2021 consisted of yields from short-term investments in financial products.

Income tax expense was RMB32.7 million (US$5.1 million) for the fourth quarter of 2021, representing an increase of 142.2% from RMB13.5 million for the corresponding period in 2020. The effective tax rate for the fourth quarter of 2021 was 32.5% compared with 20.7% for the corresponding period in 2020. The increase in effective tax rate was mainly due to accrual of other tax liabilities related to certain transfer pricing arrangements and decreased exemption from income tax for investment income derived from certain fund product in the fourth quarter of 2020.

Share of loss and impairment of affiliates was RMB49.4 million (US$7.8 million) for the fourth quarter of 2021, compared to RMB4.2 million for the corresponding period in 2020. The share of loss and impairment of affiliates included i) an other than temporary impairment loss of RMB29.3 million (US$4.6 million) on investment in CNFinance Holdings Limited (“CNFinance”) in the fourth quarter of 2021, reflecting a write-down to the fair value of the investment as measured by its closing market price on December 31, 2021, compared to the impairment loss of RMB23.0 million for the corresponding period in 2020, and ii) share of loss from CNFinance of RMB19.3 million (US$3.0 million) in the fourth quarter of 2021, compared to share of income from CNFinance of RMB19.1 million in the same period of 2020.

Net income was RMB18.5 million (US$2.9 million) for the fourth quarter of 2021, representing a decrease of 61.0% from RMB47.4 million for the corresponding period in 2020.

Net income attributable to the Company’s shareholders was RMB10.9 million (US$1.7 million) for the fourth quarter of 2021, representing a decrease of 77.2% from RMB47.8 million for the corresponding period in 2020 mainly due to the share of loss and impairment of affiliates.

Non-GAAP net income attributable to the Company’s shareholders2, (exclusive of impairment on investment in CNFinance), was RMB40.3 million (US$6.3 million) for the fourth quarter of 2021, representing a decrease of 43.1% from RMB70.8 million for the corresponding period in 2020.

Net margin was 1.4% for the fourth quarter of 2021 as compared to 5.6% for the corresponding period in 2020.

Non-GAAP net margin4 was 5.0% for the fourth quarter of 2021 as compared to 8.3% for the corresponding period in 2020.

Basic and diluted net income per ADS were RMB0.20 (US$0.03) and RMB0.20 (US$0.03) for the fourth quarter of 2021, respectively, representing decreases of 77.5% and 77.5% from RMB0.89 and RMB0.89 for the corresponding period in 2020, respectively.

[4]	Non-GAAP net margin is defined as non-GAAP net income attributable to the Company's shareholders as a percentage of net revenues

Non-GAAP basic5 and diluted net income per ADS3 were RMB0.75 (US$0.12) and RMB0.75 (US$0.12) for the fourth quarter of 2021, respectively, representing decreases of 43.2% and 43.2% from RMB1.32 and RMB1.32 for the corresponding period in 2020, respectively.

Financial Results for Year 2021

Total net revenues were RMB3, 271.1 million (US$513.3 million) for 2021, which remained relatively stable compared with RMB3,268.1 million in 2020.

●	Net revenues for the agency business were RMB2,811.9 million (US$441.2 million) for 2021, representing a decrease of 0.8% from RMB2,835.0 million in 2020, primarily due to changes in product mix of our life insurance business, despite an increase in total GWP. In 2021, total GWP increased by 12.2% year-over-year to RMB11.6 billion, of which first year premiums increased by 3.6% year-over-year RMB2,828.1 million while renewal premiums increased by 15.3% year-over-year to RMB8,752.8 million.

◆	Net revenues for the life insurance business were RMB2,679.7 million (US$420.5 million) for 2021, representing a decrease of 0.9% from RMB2,703.6 million in 2020. The slight decrease was mainly due to changes in product mix, despite an increase in total life insurance GWP. The net revenues in 2020 were mainly derived from critical illness insurance products with longer renewal term and thus higher commission, while the net revenues in 2021 were mainly derived from whole life insurance products with shorter renewal term. In 2021, total life insurance GWP increased by 12.5% year-over-year to RMB11.3 billion, of which first year premiums increased by 3.7% year-over-year to RMB2,507.9 million and renewal premiums increased by 15.3% year-over-year to RMB8,752.8 million.

Net revenues generated from our life insurance business accounted for 81.9% of our total net revenues in 2021.

◆	Net revenues for the P&C insurance business were RMB132.2 million (US$20.7 million) for 2021, which remained relatively stable compared with RMB131.4 million in 2020. Net revenues for the P&C insurance business are mainly derived from commissions for internet-based insurance products sold on Baowang, including medical insurance, accident insurance, travel insurance and homeowner insurance products. Revenues generated from the P&C insurance business accounted for 4.1% of our total net revenues in 2021.

●	Net revenues for the claims adjusting business were RMB459.2 million (US$72.1 million) for 2021, representing an increase of 6.0% from RMB433.1 million in 2020. Revenues generated from the claims adjusting business accounted for 14.0% of our total net revenues in 2021.

[5]	Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period.

Total operating costs and expenses were RMB2,969.2 million (US$465.9 million) for 2021, which remained relatively stable compared with RMB2,966.0 million in 2020.

●	Commission costs were RMB2,115.2 million (US$331.9 million) for 2021, representing a decrease of 4.5% from RMB2,213.9 million in 2020.

●	Commission costs for the agency business were RMB1,835.8 million (US288.1 million) for 2021, representing a decrease of 6.0% from RMB1,953.7 million in 2020.

◆	Costs of the life insurance business were RMB1,742.6 million (US$273.5 million) for 2021, representing a decrease of 6.6% from RMB1,866.2 million in 2020. The decrease was in line with the decline in net revenues generated from our life insurance business. Costs incurred by the life insurance business accounted for 82.4% of our total commission costs in 2021.

◆	Costs of the P&C insurance business were RMB93.2 million (US$14.6 million) for 2021, representing an increase of 6.5% from RMB87.5 million in 2020. The costs of the P&C insurance business mainly represent commission costs we incurred for operating Baowang (www.baoxian.com). The increase in the cost of P&C insurance business was mainly due to increases in payroll as we recruited more employees at our call center. Costs incurred by the P&C insurance business accounted for 4.4% of our total commission costs in 2021.

●	Costs of claims adjusting business were RMB279.3 million (US$43.8 million) for 2021, representing an increase of 7.4% from RMB260.1 million in 2020. Costs incurred by the claims adjusting business accounted for 13.2% of our total commission costs in 2021.

●	Selling expenses were RMB306.5 million (US$48.1 million) for 2021, representing an increase of 6.2% from RMB288.5 million in 2020. The increase was due to increased contributions to employees’ government-mandated social benefits plans which had a lower base in 2020 as the government waived certain contribution in 2020 in view of the impact of COVID-19.

●	General and administrative expenses were RMB547.6 million (US$85.9 million) for 2021, representing an increase of 18.1% from RMB463.6 million in 2020. The increase was mainly due to increased expenditures for execution of the Professionalization, Digitalization and Open Platform strategy and increased contributions to employees’ government-mandated social benefits plans which had a lower base in last year as the government waived certain contribution in 2020 in view of the impact of COVID-19.

As a result of the foregoing factors, we recorded an operating income of RMB301.9 million (US$47.4 million) for 2021, which remained relatively stable compared with RMB302.2 million in 2020.

Operating margin was 9.2% for 2021, compared to 9.2% in 2020.

Investment income was RMB32.9 million (US$5.2 million) for 2021, representing a decrease of 5.5% from RMB34.8 million in 2020. The investment income in 2021 consisted of yields from short-term investments in financial products. The decrease in investment income was mainly due to a decrease in cash available for investment in short-term investment products.

Income tax expense was RMB90.6 million (US$14.2 million) for 2021, representing an increase of 8.6% from RMB83.4 million in 2020. The effective tax rate for 2021 was 24.4% compared with 23.0% in 2020.

Share of income and impairment of affiliates was RMB20.6 million (US$3.2 million) for 2021, as compared to RMB2.7 million in 2020. The share of income and impairment of affiliates included i) an other than temporary impairment loss of RMB29.3 million (US$4.6 million) on investment in CNFinance, reflecting a write-down to the fair value of the investment as measured by its closing market price on December 31, 2021, compared to the impairment loss of RMB23.0 million in 2020, and ii) share of income from CNFinance of RMB12.0 million (US$1.9 million) for 2021, compared to share of income from CNFinance of RMB21.2 million in 2020.

Net income was RMB259.9 million (US$40.8 million) for 2021, representing a decrease of 5.9% from RMB276.2 million in 2020.

Net income attributable to the Company’s shareholders was RMB251.0 million (US$39.4 million) for 2021, representing a decrease of 6.4% from RMB268.3 million in 2020.

Non-GAAP net income attributable to the Company’s shareholders2, which excluded impairment on investment in CNFinance, was RMB280.3 million (US$44.0 million) for 2021, representing a decrease of 3.7% from RMB291.2 million in 2020.

Net margin was 7.7% for 2021 as compared to 8.2% in 2020.

Non-GAAP net margin4 was 8.6% for 2021 as compared to 8.9% in 2020.

Basic and diluted net income per ADS were RMB4.67 (US$0.73) and RMB4.67 (US$0.73) for 2021, respectively, representing decreases of 6.6% and 6.4% from RMB5.00 and RMB4.99 in 2020, respectively.

[4]	Non-GAAP net margin is defined as non-GAAP net income attributable to the Company's shareholders as a percentage of net revenues.

Non-GAAP basic5 and diluted net income per ADS3 were RMB5.22 (US$0.82) and RMB5.22 (US$0.82) for 2021, respectively, representing decreases of 3.7% and 3.7% from RMB5.42 and RMB5.42 in 2020, respectively.

As of December 31, 2021, the Company had RMB1,435.3 million (US$225.2 million) in cash, cash equivalents and short-term investments.

Key Operational Metrics for Fanhua’s Online Initiatives in 2021:

●	Baowang (www.baoxian.com) - Our Direct-to-Consumer (“DTC”) online insurance platform for Accident & Short Term Health insurance(“A&H”), travel and homeowner insurance:

➢	The number of registered customer accounts was 3.4 million as of December 31, 2021, as compared to 3.4 million as of December 31, 2020;

➢	The number of active customer accounts[6] was 275,395 in 2021, representing a decrease of 6.5% from 294,389 in 2020;

➢	Insurance premiums generated on Baoxian.com was RMB335.6 million (US$52.7 million) in 2021 representing an increase of 6.7% from RMB314.5 million in 2020.

●	Lan Zhanggui - Our one-stop insurance service platform:

➢	The number of active users of Lan Zhanggui[7] was 78,288 in 2021, as compared to 172,847 in 2020. The number of active users of Lan Zhanggui who have sold at least one life insurance policy was 51,693 in 2021, as compared to 79,012 in 2020. The decrease was mainly due to the weakened demand for critical illness insurance after the strong sales prior to the transition to the new critical illness definition framework in the first quarter of 2021;

➢	Insurance premiums generated through Lan Zhanggui were RMB2,700.2 million (US$423.7 million) in 2021, consisting of (i) life insurance premiums of RMB2,366.1 million (US$371.3 million) and (ii) non-life insurance premiums of RMB334.1 million (US$52.4 million), respectively, as compared to RMB2,738.5 million total insurance premiums generated through Lan Zhanggui consisting of (i) RMB2,186.7 million life insurance premiums and (ii) RMB551.8 million non-life insurance premiums in 2020.

●	eHuzhu - Our online mutual aid platform:

➢	The number of paying members was 2.7 million as of December 31, 2021, as compared to 3.0 million as of December 31, 2020.

[5]	Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period.
[6]	Active customer accounts are defined as customer accounts that made at least one purchase directly throughwww.baoxian.com, its mobile application, or WeChat public account during the specified period.
[7]	Active users of Lan Zhanggui included users who sold at least one insurance policy through Lan Zhanggui (through either its mobile application or WeChat public account) during the specific period.

Recent Developments

●	As of December 31, 2021, Fanhua had 284,053 sales agents and 2,156 professional claims adjusters, compared with 362,580 sales agents and 1,736 professional claims adjusters as of December 31, 2020. The decrease in the number of sales agents was mainly due to our efforts to streamline sales force and focus more on high-performing sales agents. The number of performing agents[8] was 111,602 in 2021, compared to 222,203 in 2020 and the number of performing agents for selling life insurance products was 53,322 in 2021, compared to 80,768 in 2020. The decrease in the number of performing agents for selling life insurance products was mainly due to the continued weakened demand for critical illness insurance products post the transition to the new critical illness definition framework in the first quarter of 2021. As of December 31, 2021, Fanhua’s distribution network consisted of 771 sales outlets in 23 provinces and 109 services outlets in 31 provinces, compared with 763 sales outlets in 23 provinces and 118 service outlets in 31 provinces as of December 31, 2020.

●	According to the list of “Outstanding Cases of Digital Transformation of China's Insurance Industry in 2021” published by China Banking and Insurance News in December, 2021, Fanhua’s case of “WeCom-based Insurance Digital Marketing Program” was selected as one of the “Outstanding Digital Marketing Cases in 2021” and included in the China Insurance Informatization Cases in 2021 published by China Financial Publishing House.

●	In January 2022, Fanhua won the “Innovative Insurance Intermediary of the Year” award in the second “China Insurance White Elephant List” sponsored by Insurance Today, a magazine generally regarded as a prominent publication in the insurance industry.

Business Outlook

Fanhua expects its operating income to be approximately RMB20 million for the first quarter of 2022. This forecast is based on the current market conditions and reflects Fanhua’s preliminary estimate, which is subject to change caused by various factors.

Conference Call

The Company will host a conference call to discuss its fourth quarter and fiscal year 2021 financial results as per the following details.

Time: 9:00 p.m. Eastern Daylight Time on March 28, 2022
      or 9:00 a.m. Beijing/Hong Kong Time on March 29, 2022

The toll free dial-in numbers:

United States                1-833-239-5565

Hong Kong, China       800-906-601

South Korea                  080-850-0474

The toll dial-in numbers:

China (Mainland)                                     400-820-5286

Hong Kong, China & Other Areas        +852 30-186-771

United Kingdom                                       +44 203-692-8125

Conference ID #: 5289638

Additionally, a live and archived web cast of this call will be available at: https://edge.media-server.com/mmc/p/e362qhbd

[8]	Performing agents are defined as agents who have sold at least one insurance policy during the specified period.

About Fanhua Inc.

Fanhua Inc. is a leading independent financial services provider. Through our online platforms and offline sales and service network, we offer a wide variety of financial products and services to individuals, including life and property and casualty insurance products. We also provide insurance claims adjusting services, such as damage assessments, surveys, authentications and loss estimations, as well as value-added services, such as emergency vehicle roadside assistance.

Our online platforms include: (i) Lan Zhanggui, an all-in-one platform which allows our agents to access and purchase a wide variety of insurance products, including life insurance, auto insurance, accident insurance, travel insurance and standard health insurance products from multiple insurance companies on their mobile devices; (ii) Baowang (www.baoxian.com), an online entry portal for comparing and purchasing short term health, accident, travel and homeowner insurance products and (iii) eHuzhu (www.ehuzhu.com), a non-profit online mutual aid platform in China.

As of December 31, 2021, our distribution and service network consisted of 771 sales outlets covering 23 provinces, autonomous regions and centrally-administered municipalities and 109 service outlets covering 31 provinces.

For more information about Fanhua Inc., please visit http://ir.fanhuaholdings.com/.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, management's quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Fanhua and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China, future development of COVID-19 outbreak and their potential impact on the sales of insurance products. Except as otherwise indicated, all information provided in this press release speaks as of the date hereof, and Fanhua undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although Fanhua believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by Fanhua is included in Fanhua's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under generally accepted accounting principles in the United States (“GAAP”), the Company also provides non-GAAP net income attributable to the Company’s shareholders, non-GAAP net margin and non-GAAP basic and diluted net income per ADS, all of which are non-GAAP financial measures, as supplemental measures to review and assess operating performance. Non-GAAP net income attributable to the Company’s shareholders is defined as net income attributable to the Company’s shareholders before impairment on investment in an affiliate. Non-GAAP net margin is defined as non-GAAP net income attributable to the Company's shareholders3 as a percentage of net revenues. Non-GAAP basic net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of ADSs of the Company outstanding during the period. Non-GAAP diluted net income per ADS is defined as non-GAAP net income attributable to the Company’s shareholders divided by total weighted average number of diluted ADSs of the Company outstanding during the period. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods.

The Company’s non-GAAP financial measures do not reflect all items of income and expenses that affect the Company’s operations. Specifically, the Company’s non-GAAP measures exclude impairment on investment in an affiliate. Further, these non-GAAP financial measures may not be comparable to similarly titled measures presented by other companies, including peer companies. The presentation of these non-GAAP financial measures has limitations as analytical tools, and investors should not consider them in isolation from, or as a substitute for analysis of, the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this press release.

FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	245,428	564,624	88,602
Restricted cash	83,981	76,303	11,974
Short term investments	1,307,865	870,682	136,629
Accounts receivable, net	583,116	653,757	102,589
Other receivables	50,242	60,755	9,534
Other current assets	41,148	39,947	6,268
Total current assets	2,311,780	2,266,068	355,596

Non-current assets:
Restricted bank deposit - non current	20,689	15,595	2,447
Accounts receivable, net - non-current	—	192,114	30,147
Property, plant, and equipment, net	36,778	46,800	7,344
Goodwill and intangible assets, net	109,913	109,869	17,241
Deferred tax assets	10,032	18,728	2,939
Investment in affiliates	357,661	335,808	52,696
Other non-current assets	33,743	31,459	4,936
Right of use assets	200,403	225,677	35,413
Total non-current assets	769,219	976,050	153,163
Total assets	3,080,999	3,242,118	508,759

FANHUA INC.

Unaudited Condensed Consolidated Balance Sheets-(Continued)
(In thousands)

	As of December 31,	As of December 31,	As of December 31,
	2020	2021	2021
	RMB	RMB	US$
Current liabilities:
Accounts payable	377,386	377,558	59,247
Insurance premium payables	25,421	24,054	3,775
Other payables and accrued expenses	188,448	178,157	27,957
Accrued payroll	105,739	111,672	17,524
Income tax payable	145,983	130,222	20,435
Current operating lease liability	86,233	87,012	13,653
Total current liabilities	929,210	908,675	142,591

Non-current liabilities:
Accounts payable – non-current	—	97,869	15,357
Other tax liabilities	67,219	73,213	11,489
Deferred tax liabilities	26,380	73,716	11,568
Non-current operating lease liability	103,526	128,283	20,130
Total non-current liabilities	197,125	373,081	58,544
Total liabilities	1,126,335	1,281,756	201,135

Ordinary shares	8,089	8,089	1,269
Statutory reserves	553,911	557,221	87,440
Retained earnings	1,306,554	1,311,715	205,837
Accumulated other comprehensive loss	(34,995)	(39,140)	(6,142)
Total shareholders’ equity	1,833,559	1,837,885	288,404
Non-controlling interests	121,105	122,477	19,220
Total equity	1,954,664	1,960,362	307,624
Total liabilities and equity	3,080,999	3,242,118	508,759

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income
(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	USD	RMB	RMB	US$
Net revenues:
Agency	727,486	672,252	105,491	2,834,997	2,811,936	441,255
Life insurance business	697,554	642,456	100,815	2,703,584	2,679,720	420,507
P&C insurance business	29,932	29,796	4,676	131,413	132,216	20,748
Claims adjusting	124,488	130,377	20,459	433,148	459,178	72,055
Total net revenues	851,974	802,629	125,950	3,268,145	3,271,114	513,310
Operating costs and expenses:
Agency	(501,667)	(430,735)	(67,592)	(1,953,744)	(1,835,825)	(288,081)
Life insurance Business	(484,329)	(411,121)	(64,514)	(1,866,227)	(1,742,640)	(273,458)
P&C insurance Business	(17,338)	(19,614)	(3,078)	(87,517)	(93,185)	(14,623)
Claims adjusting	(80,204)	(74,160)	(11,637)	(260,121)	(279,342)	(43,835)
Total operating costs	(581,871)	(504,895)	(79,229)	(2,213,865)	(2,115,167)	(331,916)
Selling expenses	(78,601)	(77,111)	(12,100)	(288,460)	(306,463)	(48,091)
General and administrative expenses	(119,628)	(138,287)	(21,700)	(463,634)	(547,579)	(85,927)
Total operating costs and expenses	(780,100)	(720,293)	(113,029)	(2,965,959)	(2,969,209)	(465,934)
Income from operations	71,874	82,336	12,921	302,186	301,905	47,376
Other income, net:
Investment income	7,750	7,510	1,178	34,789	32,898	5,162
Interest income	2,280	1,461	229	13,420	2,971	466
Others, net	(16,840)	9,203	1,444	11,907	33,314	5,228
Income from operations before income taxes and share income of affiliates	65,064	100,510	15,772	362,302	371,088	58,232
Income tax expense	(13,477)	(32,668)	(5,126)	(83,387)	(90,574)	(14,213)
Share of income (loss) and impairment of affiliates, net	(4,165)	(49,386)	(7,750)	(2,738)	(20,573)	(3,228)
Net income	47,422	18,456	2,896	276,177	259,941	40,791
Less: net income attributable to non-controlling interests	(404)	7,507	1,178	7,923	8,952	1,405
Net income attributable to the Company’s shareholders	47,826	10,949	1,718	268,254	250,989	39,386

FANHUA INC.

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Twelve Months Ended
	December 31,			December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:
Basic	0.04	0.01	0.01	0.25	0.23	0.04
Diluted	0.04	0.01	0.01	0.25	0.23	0.04

Net income per ADS:
Basic	0.89	0.20	0.03	5.00	4.67	0.73
Diluted	0.89	0.20	0.03	4.99	4.67	0.73

Shares used in calculating net income per share:
Basic	1,073,891,784	1,073,891,784	1,073,891,784	1,073,891,784	1,073,891,784	1,073,891,784
Diluted	1,074,291,242	1,074,291,118	1,074,291,118	1,074,291,360	1,074,291,194	1,074,291,194

Net income	47,422	18,456	2,896	276,177	259,941	40,791
Other comprehensive income, net of tax: Foreign currency translation adjustments	(520)	(1,148)	(180)	9,639	(9,116)	(1,430)
Share of other comprehensive (loss) gain of affiliates	(2,322)	(982)	(154)	(3,016)	(1,281)	(201)
Unrealized net gains on available-for-sale investments	8,109	4,477	702	23,811	6,252	981
Comprehensive income	52,689	20,803	3,264	306,611	255,796	40,141
Less: Comprehensive income attributable to the non-controlling interests	(404)	7,507	1,178	7,923	8,952	1,405
Comprehensive income attributable to the Company’s shareholders	53,093	13,296	2,086	298,688	246,844	38,736

FANHUA INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands, except for shares and per share data)

	For the Three Months Ended			For the Twelve Months Ended
	December 31,			December 31,
	2020	2021	2021	2020	2021	2021
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	47,422	18,456	2,896	276,177	259,941	40,791
Adjustments to reconcile net income to net cash generated from operating activities:
Investment income	(1,188)	(8)	(1)	(14,321)	(3,171)	(498)
Share of loss (income) and impairment of affiliates, net	4,165	49,386	7,750	2,738	20,573	3,228
Other non-cash adjustments	46,788	18,070	2,835	148,879	23,839	3,741
Changes in operating assets and liabilities	3,292	(17,787)	(2,791)	(11,173)	(174,983)	(27,459)
Net cash generated from operating activities	100,479	68,117	10,689	402,300	126,199	19,803
Cash flows from investing activities:
Purchase of short term investments	(1,012,700)	(929,353)	(145,836)	(7,947,662)	(8,184,363)	(1,284,305)
Proceeds from disposal of short term investments	1,209,294	847,702	133,023	8,287,924	8,646,532	1,356,830
Cash paid for loan receivables to a third party	—	—	—	(90,000)	—	—
Repayment of loan receivables from a third party	90,000	6,830	1,072	90,000	6,830	1,072
Others	(5,351)	(8,568)	(1,344)	(14,926)	(18,600)	(2,919)
Net cash generated from (used in) investing activities	281,243	(83,389)	(13,085)	325,336	450,399	70,678
Cash flows from financing activities：
Repayment of subscription from the 521 Plan participants	(250,312)	—	—	(250,312)	—	—
Dividends paid	(87,804)	(51,092)	(8,017)	(388,499)	(242,519)	(38,057)
Dividend distributed to non-controlling interest	—	—	—	—	(7,580)	(1,189)
Others	—	—	—	—	(10,200)	(1,600)
Net cash used in financing activities	(338,116)	(51,092)	(8,017)	(638,811)	(260,299)	(40,846)
Net increase (decrease) in cash, cash equivalents and restricted cash	43,606	(66,364)	(10,413)	88,825	316,299	49,635
Cash, cash equivalents and restricted cash at beginning of period	318,160	724,099	113,626	265,605	350,098	54,938
Effect of exchange rate changes on cash and cash equivalents	(11,668)	(1,213)	(190)	(4,332)	(9,875)	(1,550)
Cash, cash equivalents and restricted cash at end of period	350,098	656,522	103,023	350,098	656,522	103,023

FANHUA INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended December 31
	2020			2021
	GAAP	Impairment on investment in affiliates	Non-GAAP	GAAP	Impairment on investment in affiliates	Non-GAAP	Change%
Net revenues	851,974	—	851,974	802,629	—	802,629	(5.8)
Income from operations	71,874	—	71,874	82,336	—	82,336	14.6
Operating margin	8.4%	—	8.4%	10.3%		10.3%	22.6
Share of income (loss) and impairment of affiliates, net	(4,165)	(22,958)	18,793	(49,386)	(29,316)	(20,070)	(206.8)
Net income attributable to the Company’s shareholders	47,826	(22,958)	70,784	10,949	(29,316)	40,265	(43.1)
Net margin	5.6%		8.3%	1.4%		5.0%	(39.8)
Net income per share
Basic	0.04	—	0.07	0.01	—	0.04	(42.9)
Diluted	0.04	—	0.07	0.01	—	0.04	(42.9)
Net income per ADS :
Basic	0.89	—	1.32	0.20	—	0.75	(43.2)
Diluted	0.89	—	1.32	0.20	—	0.75	(43.2)
Shares used in calculating net income per share :
Basic	1,073,891,784	—	1,073,891,784	1,073,891,784	—	1,073,891,784
Diluted	1,074,291,242	—	1,074,291,242	1,074,291,118	—	1,074,291,118

FANHUA INC.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures-(Continued)

(In RMB in thousands, except shares and per share data)

	For The Twelve Months Ended December 31
	2020			2021
	GAAP	Impairment on investment in affiliates	Non-GAAP	GAAP	Impairment on investment in affiliates	Non-GAAP	Change%
Net revenues	3,268,145	—	3,268,145	3,271,114	—	3,271,114	0.1
Income from operations	302,186	—	302,186	301,905	—	301,905	(0.1)
Operating margin	9.2%	—	9.2%	9.2%		9.2%	—
Share of income and impairment of affiliates, net	(2,738)	(22,958)	20,220	(20,573)	(29,316)	8,743	(56.8)
Net income attributable to the Company’s shareholders	268,254	(22,958)	291,212	250,989	(29,316)	280,305	(3.7)
Net margin	8.2%	—	8.9%	7.7%		8.6%	(3.4)
Net income per share
Basic	0.25	—	0.27	0.23	—	0.26	(3.7)
Diluted	0.25	—	0.27	0.23	—	0.26	(3.7)
Net income per ADS :
Basic	5.00	—	5.42	4.67	—	5.22	(3.7)
Diluted	4.99	—	5.42	4.67	—	5.22	(3.7)
Shares used in calculating net income per share :
Basic	1,073,891,784	—	1,073,891,784	1,073,891,784	—	1,073,891,784
Diluted	1,074,291,360	—	1,074,291,360	1,074,291,194	—	1,074,291,194

For more information, please contact:

Investor Relations

Tel: +86 (20) 8388-3191

Email: qiusr@fanhuaholdings.com

Source: Fanhua Inc.